Photovoltaic Solar Cells, Inc.

March 19, 2010

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Telephone Number: (202) 551-3616

RE:	Photovoltaic Solar Cells, Inc.
Form 10-K for the fiscal year ended February 28, 2009
Filed May 29, 2009
Form 10-K/A filed February 18, 2010
File No. 0-52735

Dear Ms. Dicker:

We are submitting this letter in response to your comments of March 1, 2010, with regard to the above referenced filings of Photovoltaic Solar Cells, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form 10-K for the year ended February 28, 2009

Item 9A.  Controls and Procedures, page 10

Management Report on Internal Control over Financial Reporting, page 10

1.
Please refer to prior comment 1. We note the revisions made in the third paragraph indicating that management has performed a complete assessment of internal control over financial reporting as of February 28, 2009.  However, we further note that the Company failed to include a statement regarding the auditor’s attestation on your internal control over financial reporting that conforms to Item 308T(a)(4) of Regulation S-K.  Please revise future filings, including any amendment to this filing, to include this disclosure.

Response:	We have included the disclosure in this filing as requested.

Photovoltaic Solar Cells, Inc.

2.
Please refer to prior comment 2. We note that you continue to believe that your disclosure controls and procedures are effective.  However, we note that the Company originally failed to include a complete report on internal control over financial reporting in the Form 10-K for the fiscal year ended February 28, 2009 as required by Item 9A(T) of Regulation S-K.  Note that the definition of disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Further, referring to Compliance and Disclosure Interpretation 115.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file a completed management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in this Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please amend the 10-K/A to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response:	We have revised our disclosure as suggested.

We hereby acknowledge that:

•
should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Harvey Judkowitz

Harvey Judkowitz
Chief Executive Officer